Exhibit 99.1

AOK PLUS Goes Live on NiCE’s Unified CX AI Platform

Leading German health insurer brings NiCE Cognigy AI agents and CXone together to support more than 5 million annual member interactions

HOBOKEN, N.J., September 8, 2026 – NiCE (Nasdaq: NICE) today announced that AOK PLUS is now live on NiCE Cognigy and CXone, making it one of the first customers to bring AI agents and member service operations together on NiCE’s unified CX AI platform. The deployment unites AI-powered self-service, intelligent orchestration, workflows and employee expertise to support more than 5 million annual member interactions.

AOK PLUS began its AI transformation with NiCE Cognigy in 2025, introducing AI-powered voice self-service to identify member needs and direct inquiries to the appropriate teams. With CXone, AOK PLUS is extending that intelligence across its broader member service operation, connecting AI-powered interactions with 2,400 employees and 120 skills that intelligently route inquiries based on employee competencies. Together, NiCE Cognigy and CXone create one foundation for orchestrating automated and employee-assisted service from interaction to resolution.

The unified approach is already operating at significant scale. AOK PLUS is supporting more than 5 million annual member interactions on CXone and has achieved a call acceptance rate above 95%. The organization also migrated more than 1,400 telephone numbers with zero downtime. The implementation was delivered by NiCE in collaboration with long-standing Platinum partner CCT Solutions.

Trust and data sovereignty are central to AOK PLUS’s approach. The organization is among the first public health insurers in Germany to move member service operations to the cloud and the first insurer in Saxony and Thuringia to deploy AI-powered voice automation in a sovereign cloud environment. Deployed in NiCE’s EU Sovereign Cloud, CXone provides the security, governance and data sovereignty required to scale AI while meeting stringent German and European healthcare requirements.

“Our members are getting faster, more personalized support without ever losing the security and trust they expect,” said Sebastian Reichenbach, Project Lead Customer Experience & Contact Center, AOK PLUS. “That’s what happens when AI agents and our 2,400 employees work from the same platform, so no matter who or what responds, the experience feels seamless.”

“AOK PLUS is turning millions of member interactions into personalized, trusted experiences at scale, and that’s the real payoff of bringing AI agents and member service together on one platform,” said Darren Rushworth, President, NiCE International. “And they’re doing it without compromising the security and data sovereignty their members expect.”

About AOK PLUS

AOK PLUS – The Health Insurance Fund for Saxony and Thuringia is a federal agency operating within Germany's statutory health insurance system. Headquartered in Dresden, AOK PLUS serves more than 3.4 million members through more than 130 local branches across Saxony and Thuringia and employs approximately 7,000 people. For more information, visit www.aok.de.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

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Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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